Mail Stop 3010

September 17, 2009

VIA U.S. MAIL AND FAX (212) 793-1986

Jerry Pascucci
President and Director
Smith Barney Bristol Energy Fund L.P.
c/o Citigroup Managed Futures LLC
55 East 59th Street, 10th Floor
New York, New York 10022

> **Re:** **Smith Barney Bristol Energy Fund L.P.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2008**
> **Filed April 17, 2009**
> **File No. 000-52602**

Dear Mr. Pascucci:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Item 8 Financial Statements and Supplementary Data

Statements of Income and Expenses, page F-8

1.   It appears that the allocation to special partner line item on your statements of income and expenses represents the incentive fee paid to the advisor in the form of special limited partner units. Explain to us why you have presented this item separately from management fees. Additionally, explain to us how you determined it would be appropriate to present net income both before and after allocation to Special Limited Partner.

                                        *   *   *   *

        Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Robert Telewicz, Staff Accountant at (202) 551-3438, or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Branch Chief